UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42820

TryHard Holdings Limited

(Exact name of registrant as specified in its charter)

#502 PMOEX Hommachi, 3-1-10 Hommachi Chuo-ku, Osaka-shi, Osaka Japan (541-0053)

(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

EXPLANATORY NOTE

We are filing this Amendment No. 1 to this 6-K filed with the Securities and Exchange Commission on July 9, 2026, and the corresponding exhibits (the “Original 6-K”), solely to correct a typographical error relating to the record date for determining the stockholders entitled to notice of and to vote at the meeting. The Original 6-K incorrectly stated that the record date was July 9, 2026. The correct record date, as established by our board of directors, is July 6, 2026.

Except as specifically discussed in this Explanatory Note, no other changes have been made to the Original 6-K. On or about July 10, 2026, this amended Definitive Proxy Statement will be delivered or made available to stockholders of record as of July 6, 2026, in lieu of the Original 6-k

Other Events

Attached hereto as Exhibit 99.1 and Exhibit 99.2 are a notice of the extraordinary general meeting (the “Extraordinary General Meeting”) of Shareholders (the “Notice”) and a proxy card (the “Proxy Card”), respectively, of TryHard Holdings Limited (the “Company”) relating to the Company’s Extraordinary General Meeting.

On July 6, 2026, the Company issued a press release announcing the Extraordinary General Meeting, a copy of which is attached hereto as Exhibit 99.3.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the Notice is not subject to review and comment by the U.S. Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the Notice, because it contains important information about the Company and the Extraordinary General Meeting of Shareholders. Copies of Notice and other documents filed or submitted by the Company will be available at the website maintained by the SEC at www.sec.gov. Shareholders may obtain a copy of such filings, free of charge, from the Company’s website at https://www.tryhard.me, or by writing to us at #502 PMOEX Hommachi, 3-1-10 Hommachi Chuo-ku, Osaka-shi, Osaka Japan (541-0053).

Participants in the Solicitation

The Company and its board of directors (the “Board”) and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Extraordinary General Meeting of Shareholders. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with or submitted to the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the Notice filed herewith.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.2	Proxy Card
99.3	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on July 9, 2026.

TryHard Holdings Limited

By:	/s/ Rakuyo Otsuki
Name:	Rakuyo Otsuki
Title:	Director, Chief Executive officer, and Chairperson